UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Citadel Broadcasting Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

17285T 10 6

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17285T 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Equity Partnership-VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 43,461,647(1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 43,461,647(1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,461,647(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 35.37%

12.	Type of Reporting Person (See Instructions) PN

(1)       The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this Schedule 13G.  On February 11, 2004, Forstmann Little & Co. Equity Partnership-VI, L.P. contracted to sell 8,977,039 shares of Common Stock pursuant to an underwritten public offering.  After the completion of that sale, it will own  34,484,608 shares of Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Equity Partnership-VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,945,292(2)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 13,945,292(2)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,945,292(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 11.35%

12.	Type of Reporting Person (See Instructions) PN

(2)       The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this Schedule 13G.  On February 11, 2004, Forstmann Little & Co. Equity Partnership-VII, L.P. contracted to sell 2,880,412 shares of Common Stock pursuant to an underwritten public offering.  After the completion of that sale, it will own 11,064,880 shares of Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,302,079(3)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 27,302,079(3)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,302,079(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 22.22.%

12.	Type of Reporting Person (See Instructions) PN

(3)       The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this Schedule 13G.  On February 11, 2004, Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. contracted to sell 5,639,267 shares of Common Stock pursuant to an underwritten public offering.  After the completion of that sale, it will own 21,662,812 shares of Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,425,311(4)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 11,425,311(4)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,425,311(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 9.30%

12.	Type of Reporting Person (See Instructions) PN

(4)       The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this Schedule 13G.  On February 11, 2004, Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. contracted to sell 2,359,908 shares of Common Stock pursuant to an underwritten public offering.  After the completion of that sale, it will own 9,065,403 shares of Common Stock.

Item 1.
	(a)	Name of Issuer Citadel Broadcasting Corporation
	(b)	Address of Issuer’s Principal Executive Offices City Center West, Suite 400 7201 West Lake Mead Blvd. Las Vegas, Nevada 89128

Item 2.
(a)

Name of Person Filing
This statement is filed by (i) Forstmann Little & Co. Equity Partnership-VI, L.P. (“Equity-VI”), (ii) Forstmann Little & Co. Equity Partnership-VII, L.P. (“Equity-VII”), (iii) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. (“MBO-VII”) and (iv) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. (“MBO-VIII”).

	(b)	Address of Principal Business Office or, if none, Residence c/o Forstmann Little & Co. 767 Fifth Avenue, 44th Fl. New York, NY 10153
	(c)	Citizenship Equity-VI, Equity-VII, MBO-VII and MBO-VIII are each Delaware limited partnerships.
	(d)	Title of Class of Securities The Securities to which this statement relates are shares of Common Stock, par value $.01 per share, of the Issuer (“Common Stock”).
	(e)	CUSIP Number The CUSIP Number for the Common Stock is 17285T 10 6.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
None of the options apply. This Schedule 13G is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(1)	Equity-VI:
(a)

Amount beneficially owned:

Equity-VI, a Delaware limited partnership, directly owns 43,461,647 shares of Common Stock.(5)   The general partner of Equity-VI is FLC XXXII Partnership, L.P, a New York limited partnership.  The general partners of FLC XXXII Partnership, L.P. are Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes and T. Geoffrey McKay, each with his or her principal place of business at the address set forth in response to Item 2(b) of this statement.  Each of these general partners is a United States citizen, other than Gordon A. Holmes who is an Irish citizen and T. Geoffrey McKay who is a Canadian citizen.  Each of the individuals named above, other than Mr. Holmes and Mr. McKay for the reasons described below, may be deemed the beneficial owners of shares owned by Equity-VI and, for purposes of this schedule, such beneficial ownership is included.  Mr. Holmes and Mr. McKay do not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of the Issuer held by Equity-VI and, accordingly, Mr. Holmes and Mr. McKay are not deemed to be a beneficial owner of these shares.

		(b)	Percent of class: The shares of Common Stock owned by Equity-VI represent approximately 35.37% of the outstanding Common Stock.
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote 43,461,647.(5)
			(ii)	Shared power to vote or to direct the vote None.
			(iii)	Sole power to dispose or to direct the disposition of 43,461,647.(5)
			(iv)	Shared power to dispose or to direct the disposition of None.
	(2)	Equity-VII
(a)

Amount beneficially owned:

Equity-VII, a Delaware limited partnership, directly owns 13,945,292 shares of Common Stock.(6)   The general partner of Equity-VII is FLC XXXII Partnership, L.P, a New York limited partnership.The general partners of FLC XXXII Partnership, L.P. are Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes and T. Geoffrey McKay, each with his or her principal place of business at the address set forth in response to Item 2(b) of this statement. Each of these general partners is a United States citizen, other than Gordon A. Holmes who is an Irish citizen and T. Geoffrey McKay who is a Canadian citizen.  Each of the

(5)       The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this Schedule 13G.  On February 11, 2004, Equity-VI contracted to sell 8,977,039 shares of Common Stock pursuant to an underwritten public offering.  After the completion of that sale, it will own  34,484,608 shares of Common Stock.

(6)       The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this Schedule 13G.  On February 11, 2004, Equity-VII contracted to sell 2,880,412 shares of Common Stock pursuant to an underwritten public offering.  After the completion of that sale, it will own 11,064,880 shares of Common Stock.

individuals named above, other than Mr. Holmes and Mr. McKay for the reasons described below,may be deemed the beneficial owners of shares owned by Equity-VII and, for purposes of this schedule, such beneficial ownership is included.  Mr. Holmes and Mr. McKay do not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of the Issuer held by Equity-VII and, accordingly, Mr. Holmes and Mr. McKay are not deemed to be a beneficial owner of these shares.

	(b)	Percent of class: The shares of Common Stock owned by Equity-VII represent approximately 11.35% of the outstanding Common Stock.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 13,945,292.(6)
		(ii)	Shared power to vote or to direct the vote None.
		(iii)	Sole power to dispose or to direct the disposition of 13,945,292.(6)
		(iv)	Shared power to dispose or to direct the disposition of None.
(3)	MBO-VII:
(a)

Amount beneficially owned:

MBO-VII, a Delaware limited partnership, directly owns 27,302,079 shares of Common Stock.(7)   The general partner of MBO-VII is FLC XXXIII Partnership, L.P, a New York limited partnership.  The general partners of FLC XXXIII Partnership, L.P. are Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes and T. Geoffrey McKay, each with his or her principal place of business at the address set forth in response to Item 2(b) of this statement.  Each of these general partners is a United States citizen, other than Gordon A. Holmes who is an Irish citizen and T. Geoffrey McKay who is a Canadian citizen.  Each of the individuals named above, other than Mr. Holmes and Mr. McKay for the reasons described below, may be deemed the beneficial owners of shares owned by MBO-VII and, for purposes of this schedule, such beneficial ownership is included.  Mr. Holmes and Mr. McKay do not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of the Issuer held by MBO-VII and, accordingly, Mr. Holmes and Mr. McKay are not deemed to be a beneficial owner of these shares.

	(b)	Percent of class: The shares of Common Stock owned by MBO-VII represent approximately 22.22% of the outstanding Common Stock.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 27,302,079.(7)
		(ii)	Shared power to vote or to direct the vote None.
		(iii)	Sole power to dispose or to direct the disposition of 27,302,079.(7)
		(iv)	Shared power to dispose or to direct the disposition of None.

(7)       The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this Schedule 13G.  On February 11, 2004, MBO-VII  contracted to sell 5,639,267 shares of Common Stock pursuant to an underwritten public offering.  After the completion of that sale, it will own 21,662,812 shares of Common Stock.

(4) MBO-VIII:
(a)

Amount beneficially owned:

MBO-VIII, a Delaware limited partnership, directly owns 11,425,311 shares of Common Stock.(8)   The general partner of MBO-VIII is FLC XXXIII Partnership, L.P, a New York limited partnership.  The general partners of FLC XXXIII Partnership, L.P. are Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes and T. Geoffrey McKay, each with his or her principal place of business at the address set forth in response to Item 2(b) of this statement.  Each of these general partners is a United States citizen, other than Gordon A. Holmes who is an Irish citizen and T. Geoffrey McKay who is a Canadian citizen.  Each of the individuals named above, other than Mr. Holmes and Mr. McKay for the reasons described below, may be deemed the beneficial owners of shares owned by MBO-VIII and, for purposes of this schedule, such beneficial ownership is included.  Mr. Holmes and Mr. McKay do not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of the Issuer held by MBO-VIII and, accordingly, Mr. Holmes and Mr. McKay are not deemed to be a beneficial owner of these shares.

(b) Percent of class: The shares of Common Stock owned by MBO-VIII represent approximately 9.30% of the outstanding Common Stock.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 11,425,311.(8)
(ii) Shared power to vote or to direct the vote None.
(iii) Sole power to dispose or to direct the disposition of 11,425,311.(8)
(iv) Shared power to dispose or to direct the disposition of None.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

(8)       The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this Schedule 13G.  On February 11, 2004, MBO-VIII contracted to sell 2,359,908 shares of Common Stock pursuant to an underwritten public offering.  After the completion of that sale, it will own 9,065,403 shares of Common Stock.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004	Forstmann Little & Co. Equity Partnership-VI, L.P.

By: FLC XXXII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

Dated: February 13, 2004	Forstmann Little & Co. Equity Partnership-VII, L.P.

By: FLC XXXII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

Dated: February 13, 2004	Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P.

By: FLC XXXIII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

Dated: February 13, 2004	Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P.

By: FLC XXXIII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner